Filed Pursuant to Rule 433
Registration File No. 333-167562
February 21, 2013

KINDER MORGAN ENERGY PARTNERS, L.P.
Pricing Term Sheet

$600 Million 3.500% Senior Notes due 2023

$400 Million 5.000% Senior Notes due 2043

Issuer:	Kinder Morgan Energy Partners, L.P.
Ratings: (Moody’s / S&P / Fitch)*	Baa2 / BBB / BBB
Ratings Outlooks: (Moody’s / S&P / Fitch)	Stable / Stable / Stable
Security Type:	Senior Unsecured Notes
Pricing Date:	February 21, 2013
Settlement Date (T+5)**:	February 28, 2013
	3.500% Senior Notes due 2023	5.000% Senior Notes due 2043
Maturity Date:	September 1, 2023	March 1, 2043
Principal Amount:	$600,000,000	$400,000,000
Benchmark Treasury:	2.00% due February 15, 2023	2.75% due November 15, 2042
Benchmark Price / Yield:	100-05+ / 1.981%	91-24 / 3.181%
Spread to Benchmark Treasury:	+155 bps	+185 bps
Yield to Maturity:	3.531%	5.031%
Coupon:	3.500%	5.000%
Price to the Public:	99.730%	99.522%
Optional Redemption:

At any time prior to June 1, 2023, we may redeem some or all of the notes at a price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, and a make-whole premium of T +25bps. On or after June 1, 2023, we may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

At any time prior to September 1, 2042, we may redeem some or all of the notes at a price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, and a make-whole premium of T +30bps. On or after September 1, 2042, we may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2013	March 1 and September 1, commencing September 1, 2013
CUSIP / ISIN:	494550BQ8 / US494550BQ81	494550BP0 / US494550BP09

Joint Book-Running Managers:	J.P Morgan Securities LLC RBS Securities Inc. SunTrust Robinson Humphrey, Inc. Deutsche Bank Securities Inc. DNB Markets, Inc. Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC
Co-Managers:	ING Financial Markets LLC Mizuho Securities USA Inc. Natixis Securities Americas LLC Scotia Capital (USA) Inc. SMBC Nikko Capital Markets Limited

* Note: The ratings of a security are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect delivery of the notes will be made against payment therefore on or about February 28, 2013, which is the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, RBS Securities Inc. at (866) 884-2071, SunTrust Robinson Humphrey, Inc. at (800) 685-4786.